Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated January 28, 2010

Relating to Prospectus filed January 4, 2010

Registration Statement No. 333-163198

First Community Bank Corporation of America (the “Company”) previously announced an offering (the “Offering”) of 600,000 units (the “Units”) to all existing Company shareholders and others. Each Unit consists of 4.165 shares of the Company’s common stock, par value $.05 per share (“Common Stock”) and one share of 10% Cumulative Convertible Perpetual Preferred Stock, Series B, with an initial liquidation preference of $25.00 (the “Convertible Preferred Stock”). Following issuance, the Units will not trade as a separate security and the Convertible Preferred Stock and the Common Stock underlying each Unit will be traded separately.

As previously announced, the Company will pay annual dividends on each share of its Convertible Preferred Stock at a rate of 10% per share. Dividends will accrue and cumulate from the first date of issuance and, to the extent that the Company is permitted to pay dividends legally or by its regulators, and the Company’s board of directors declares a dividend payable, the Company will pay dividends on March 31, June 30, September 30 and December 31 of each year, in cash.

As previously announced, Units will be offered at a price of $33.33 in cash per Unit. Raymond James & Associates, Inc. (the “Placement Agent”) is acting as placement agent in connection with the Offering. There is no minimum number of Units that is required to be sold and the Offering is being made through the Placement Agent on a “best efforts,” non-underwritten basis. The Offering was expected to expire on January 29, 2010 but has been extended to 5:00 P.M. Eastern time on February 12, 2010 (the “Expiration Date”) by the mutual agreement of the Company and the Placement Agent.

Holders of shares of Convertible Preferred Stock will be entitled to receive, when, as and if declared by the Company’s board of directors out of funds legally available for payment permissible legally or by its regulators, cumulative dividends at the rate per annum of 10% per share on the initial liquidation preference thereof of $25.00 per share of Convertible Preferred Stock. To clarify, this is equivalent to an annual rate of $2.50 per share.

The Company’s wholly-owned subsidiary, First Community Bank of America (the “Bank”) recently received the approval from the Office of Thrift Supervision (the “OTS”) for a brokered deposit reduction plan that was submitted to the OTS pursuant to the Memorandum of Understanding effective on October 9, 2009 (the “MOU”). The MOU was described in more detail in the prospectus filed with the SEC on January 4, 2010. Under the brokered deposit reduction plan, the Bank agreed to reduce its brokered deposits to $83.8 million, including $77.6 million of CDARS as of December 31, 2010. The Bank further agreed to reduce its total brokered deposits to $80.8 million as of December 31, 2011. The Bank had $87.5 million of brokered deposits as of December 31, 2009.

The Company also reported on January 28, 2010, that it had an after-tax loss for the fourth quarter ended December 31, 2009, of $(2,428,000) compared to a net loss of $(4,516,000) for the same period in 2008. For the year ended December 31, 2009, the Company reported a net loss of $(4,974,000) compared to $(3,635,000) in 2008. The fourth quarter losses resulted from a charge to the provision for loan losses of $4,423,000 in the last quarter of 2009 compared to a $7,098,000 charge in the last quarter of 2008. The provision for loan losses was $11,125,000 and $9,237,000 for the years ended December 31, 2009 and 2008, respectively. The ratio of allowance for loan losses to total loans was 1.92% on December 31, 2009. The ratio of non-performing assets as a percentage of total assets was 5.45% on December 31, 2009, compared to 2.93% on December 31, 2008. The Bank experienced a stabilization of loans 30 days or more delinquent which were $38.6 million on December 31, 2009, compared to $38.5 million on September 30, 2009. The Bank’s non-accrual loans declined from $29.3 million on September 30, 2009, to $27.1 million on December 31, 2009. The Bank remains well capitalized for regulatory purposes. The Bank’s total problem loans (as shown on the schedule below) declined $3.2 million, or 5.26%, from September 30, 2009. The Bank’s Tier 1 capital ratio was 7.30% and its total risk-based capital ratio was 11.24% on December 31, 2009. The following table shows the changes in the Company’s problem assets between September 30, 2009 and December 31, 2009.

First Community Bank Corporation of America

Problem Asset Progression (3Q to 4Q 2009)

	(Dollars In Millions)
	9/30/2009	12/31/2009	$ Change		% Change
30+ day delinquencies (includes TDR’s over 30 days)	$38.5	$38.6		$0.10	0.30%
TDR’s under 30 days	20.1	16.1		-4.00	-19.90%
OREO	2.2	2.9		0.70	31.82%

Total problem assets	$60.8	$57.6	-$	3.20	-5.26%

Composition of problem assets:
Nonperforming loans
Nonaccrual excluding TDR’s	$25.7	$24.2	-$	1.50	-5.84%
Nonaccrual TDR’s	3.6	2.9		-0.70	-19.44%

Total nonaccruals	$29.3	$27.1	-$	2.20	-7.51%
OREO	2.2	2.9		0.70	31.82%

Total nonperforming assets	$31.5	$30.0	-$	1.50	-4.76%

All TDR’s	$21.9	$20.3	-$	1.60	-7.31%

Total assets	$561.0	$550.1	-$	11.0	-2.00%
Nonperforming loans/total assets	5.62%	5.45%			-0.16%
Total problem assets/total assets	10.84%	10.47%			-0.37%

The Company recorded a net loss available to common shareholders, after dividends paid on its Series A Preferred Stock held by the Treasury under the TARP Capital Purchase Program and amortization of preferred discount, for the quarter ended December 31, 2009, of $(2,563,000), or

$(.62) basic per share, compared to a net loss of $(4,549,000), or $(1.11) basic per share, for the same period in 2008. For the year ended December 31, 2009, the Company recorded a net loss available to common shareholders of $(5,525,000), or $(1.33) basic per share, compared to a net loss available to common shareholders of $3,635,000, or $(.88) in 2008.

Total assets increased 10%, from $502 million on December 31, 2008 to $550 million on December 31, 2009. Net loans were $399 million as of December 31, 2009 which was essentially unchanged from $404 million on December 31, 2008.

For the year, deposit growth was strong, increasing 14% from $403 million on December 31, 2008, to $459 million on December 31, 2009. The deposit mix also significantly improved as the balance of core deposits on December 31, 2009, increased 55% from December 31, 2008. The average interest cost for deposits for the year ended December 31, 2009, was 2.20%, down from 2.92% in 2008. The average interest cost for deposits for the quarter ended December 31, 2009, was 1.95%, down from 2.72% in 2008.

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The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer and the placement agent in the offering will arrange to send you the prospectus and subscription form if you request them by calling Mike Lauder or Mike Acampora of Raymond James & Associates, Inc. at 1-800-363-9652.

Certain statements made herein are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements.

Words such as “may,” “will,” “could,” “should,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “intends,” “plan,” “project,” “assume,” “indicate,” “continue,” “target,” “goal,” and similar words or expressions of the future are intended to identify forward-looking statements. These forward-looking statements involve risks and uncertainties, and a variety of factors could cause our actual results and experience to differ materially from the anticipated results or other expectations expressed in these forward-looking statements.

All written and oral forward-looking statements that are made by or are attributable to us are expressly qualified in their entirety by this cautionary notice. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our registration statement on Form S-1/A filed with the SEC on December 30, 2009 and in our other periodic reports filed with the SEC and in the Prospectus filed on January 4, 2010 related to the Offering under “Forward-Looking Statements” and “Risk Factors,” and otherwise in our SEC reports and filings. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC’s Internet website at http://www.sec.gov.

We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.